Exhibit 99.1

FOR IMMEDIATE RELEASE

EARNINGS RELEASE

Silicom Sets New Highs for Revenues
& Net Profit in Q4 & Full-Year 2017

– Q4: $37.8M Revenues With $0.89 EPS –
– 2017: $125.7M Revenues With $2.85 EPS –

KFAR SAVA, Israel, January 29, 2018 - Silicom Ltd. (NASDAQ: SILC), a leading provider of high-performance networking and data infrastructure solutions, today reported all-time record revenues and net profit for the fourth quarter and full year ended December 31, 2017.

Financial Results

Fourth Quarter: Revenues for the fourth quarter of 2017 totalled $37.8 million, Silicom’s highest-ever revenues for a quarterly period. This is up 33% compared with $28.3 million in the fourth quarter of 2016, and up 17% compared sequentially with Q3 2017.

On a GAAP basis, net income for the quarter totalled $10.3 million, or $1.34 per diluted share ($1.37 per basic share), compared with $4.5 million, or $0.60 per diluted share ($0.61 per basic share) for the fourth quarter of 2016. On a non-GAAP basis (as described and reconciled below), net income for the quarter totalled $6.9 million, or $0.89 per diluted share ($0.91 per basic share), up 39% compared with $4.9 million, or $0.66 per diluted share ($0.67 per basic share), for the fourth quarter of 2016.

Full Year: For the full year 2017, Silicom’s revenues totalled a record $125.7 million, up 25% compared with $100.3 million in 2016.

On a GAAP basis, net income for the year totalled $21.7 million, or $2.86 per diluted share ($2.91 per basic share), compared with $13.1 million, or $1.77 per diluted share ($1.79 per basic share), in 2016. On a non-GAAP basis (as described and reconciled below), net income for the year totalled $21.7 million, or $2.85 per diluted share ($2.91 per basic share), up 31% compared with $16.6 million, or $2.24 per diluted share ($2.26 per basic share), for 2016.

Comments of Management

“The fourth quarter was an exceptionally strong end to our best year yet,” commented Mr. Shaike Orbach, Silicom’s President & CEO. “Our business is being driven by today’s massive infrastructure transition. Cloud & Web 2.0 companies, telcos, service providers and end-users are all scrambling to keep up with the data-avalanche, and recognize that our products can give them a significant performance and functionality edge.

 “For example, we are proud to have been chosen by one of the Cloud industry’s leading innovators to design and supply its next-generation Switch-Fabric-on-a-NIC product, a revolutionary concept that could, once it reaches a steady state, give us revenues of up to $75 million per year. In parallel, we continue to secure important new design wins for our cyber security, SD-WAN, NFV, fintech and other Cloud solutions, from both new and existing customers.”

Mr. Orbach concluded, “With so many of these trends at an early stage, we feel exceptionally well positioned and are very excited about our growth prospects. Our strategy is straightforward: we will continue expanding our penetration into the Cloud, move deeper into SD-WAN and NFV markets, grow our business with existing customers and sell to a widening circle of new customers. Building up from the best year in our history, and with market trends in our favor, the future has never been brighter for Silicom.”

##

Conference Call Details
Silicom’s Management will host an interactive conference today, January 29th, at 9am Eastern Time (6am Pacific Time, 4pm Israel Time) to review and discuss the results. To participate, please call one of the following teleconferencing numbers. Please begin placing your calls at least 10 minutes before the conference call commences. If you are unable to connect using the toll-free numbers, try the international dial-in number.

US: 1 888 668 9141
UK: 0 800-917-5108
ISRAEL: 03 918 0609
INTERNATIONAL:  +972 3 918 0609
At: 9:00am Eastern Time, 6:00am Pacific Time, 4:00pm Israel Time

For those unable to listen to the live call, a replay of the call will be available for three months from the day after the call under the investor relations section of Silicom’s website.

Non-GAAP Financial Measures

This release, including the financial tables below, presents other financial information that may be considered "non-GAAP financial measures" under Regulation G and related reporting requirements promulgated by the Securities and Exchange Commission as they apply to our company. These non-GAAP financial measures exclude compensation expenses in respect of options and RSUs granted to directors, officers and employees, acquisition-related expenses, adjustment of inventory step up related to acquisition, amortization of acquired intangible assets, changes in the fair value of contingent consideration from a business combination, as well as taxes on amortization of acquired intangible assets. Non-GAAP financial measures should be evaluated in conjunction with, and are not a substitute for, GAAP financial measures. The tables also present the GAAP financial measures, which are most comparable to the non-GAAP financial measures as well as reconciliation between the non-GAAP financial measures and the most comparable GAAP financial measures. The non-GAAP financial information presented herein should not be considered in isolation from or as a substitute for operating income, net income or per share data prepared in accordance with GAAP.

About Silicom

Silicom Ltd. is an industry-leading provider of high-performance networking and data infrastructure solutions. Designed primarily to improve performance and efficiency in Cloud and Data Center environments, Silicom’s solutions increase throughput, decrease latency and boost the performance of servers and networking appliances, the infrastructure backbone that enables advanced Cloud architectures and leading technologies like NFV, SD-WAN and Cyber Security. Our innovative solutions for high-density networking, high-speed fabric switching, offloading and acceleration, which utilize a range of cutting-edge silicon technologies as well as FPGA-based solutions, are ideal for scaling-up and scaling-out cloud infrastructures.

Silicom products are used by major Cloud players, service providers, telcos and OEMs as components of their infrastructure offerings, including both add-on adapters in the Data Center and stand-alone virtualized/universal CPE devices at the edge.

Silicom’s long-term, trusted relationships with more than 150 customers throughout the world, its more than 400 active Design Wins and more than 300 product SKUs have made Silicom a “go-to” connectivity/performance partner of choice for technology leaders around the globe.

For more information, please visit: www.silicom.co.il

Statements in this press release which are not historical data are forward-looking statements which involve known and unknown risks, uncertainties, or other factors not under the company's control, which may cause actual results, performance, or achievements of the company to be materially different from the results, performance, or other expectations implied by these forward-looking statements. These factors include, but are not limited to, Silicom's increasing dependence for substantial revenue growth on a limited number of customers in the evolving cloud-based market, the speed and extent to which cloud-based and cloud-focused solutions are adopted by the market, likelihood that it will rely increasingly on customers which provide cloud-based and cloud-focused solutions in this evolving market, resulting in an increasing dependence on a smaller number of larger customers, difficulty in commercializing and marketing of Silicom's products and services, maintaining and protecting brand recognition, protection of intellectual property, competition and other factors detailed in the company's periodic filings with the Securities and Exchange Commission. These forward-looking statements can generally be identified as such because the context of the statement will include words, such as “expects,” “should,” “believes,” “anticipates” or words of similar import. Similarly, statements that describe future plans, objectives or goals are also forward-looking statements. In light of significant risks and uncertainties inherent in forward-looking statements, the inclusion of such statements should not be regarded as a representation by the company that it will achieve such forward-looking statements. The company disclaims any duty to update such statements, whether as a result of new information, future events, or otherwise.

Company Contact: Eran Gilad, CFO Silicom Ltd. Tel: +972-9-764-4555 E-mail: erang@silicom.co.il	Investor Relations Contact: Ehud Helft GK Investor Relations Tel: +1 646 201 9246 E-mail: silicom@gkir.com

-- FINANCIAL TABLES FOLLOW –

Silicom Ltd. Consolidated Balance Sheets

(US$ thousands)

	December 31,	December 31,
	2017	2016
Assets

Current assets
Cash and cash equivalents	$17,021	$11,917
Marketable securities	7,752	16,263
Accounts receivables: Trade, net	41,367	27,722
Accounts receivables: Other	5,823	3,113
Inventories	51,487	44,280
Total current assets	123,450	103,295

Marketable securities	5,945	7,769
Assets held for employees’ severance benefits	1,591	1,436
Deferred tax assets	899	1,537
Property, plant and equipment, net	4,121	3,915
Intangible assets, net	1,047	2,924
Goodwill	25,561	25,561

Total assets	$162,614	$146,437

Liabilities and shareholders' equity

Current liabilities
Trade accounts payable	$12,629	$10,480
Other accounts payable and accrued expenses	6,420	7,484

Total current liabilities	19,049	17,964

Contingent consideration	-	4,642
Liability for employees’ severance benefits	2,765	2,439

Total liabilities	21,814	25,045

Shareholders' equity
Ordinary shares and additional paid-in capital	51,931	46,855
Treasury shares	(38)	(38)
Retained earnings	88,907	74,575
Total shareholders' equity	140,800	121,392

Total liabilities and shareholders' equity	$162,614	$146,437

Silicom Ltd. Consolidated Statements of Operations

(US$ thousands, except for share and per share data)

	Three-month period		Twelve-month period
	ended December 31,		ended December 31,
	2017	2016	2017	2016
Sales	$37,781	$28,328	$125,690	$100,347
Cost of sales	24,258	17,102	79,762	61,796
Gross profit	13,523	11,226	45,928	38,551

Research and development expenses	3,522	3,629	13,915	12,663
Selling and marketing expenses	1,922	1,626	6,722	6,423
General and administrative expenses	(3,567)	550	(135)	3,635
Total operating expenses	1,877	5,805	20,502	22,721

Operating income	11,646	5,421	25,426	15,830

Financial income (expenses), net	32	70	156	35
Income before income taxes	11,678	5,491	25,582	15,865
Income taxes	1,367	991	3,868	2,728
Net income	$10,311	$4,500	$21,714	$13,137

Basic income per ordinary share (US$)	$1.37	$0.61	$2.91	$1.79

Weighted average number of ordinary shares used to compute basic income per share (in thousands)	7,535	7,380	7,456	7,344

Diluted income per ordinary share (US$)	$1.34	$0.60	$2.86	$1.77

Weighted average number of ordinary shares used to compute diluted income per share (in thousands)	7,710	7,483	7,602	7,435

Silicom Ltd. Reconciliation of Non-GAAP Financial Results

(US$ thousands, except for share and per share data)

	Three-month period		Twelve-month period
	ended December 31,		ended December 31,
	2017	2016	2017	2016

GAAP gross profit	$13,523	$11,226	$45,928	$38,551
(1) Share-based compensation (*)	70	51	320	180
(2) Acquisition-related expenses	-	-	-	93
(3)Amortization of acquired intangible assets	-	-	-	274
Non-GAAP gross profit	$13,593	$11,277	$46,248	$39,098

GAAP operating income	$11,646	$5,421	$25,426	$15,830
Gross profit adjustments	70	51	320	547
(1) Share-based compensation (*)	466	295	2,104	1,369
(3) Amortization of acquired intangible assets	442	480	1,876	1,960
(4) Changes in the fair value of contingent consideration	(4,821)	(412)	(4,642)	(334)
Non-GAAP operating income	$7,803	$5,835	$25,084	$19,372

GAAP net income	$10,311	$4,500	$21,714	$13,137
Operating income adjustments	(3,843)	414	(342)	3,542
(5) Taxes on amortization of acquired intangible assets	405	20	324	(58)
Non-GAAP net income	$6,873	$4,934	$21,696	$16,621

GAAP net income	$10,311	$4,500	$21,714	$13,137
Adjustments for Non-GAAP cost of sales	70	51	320	547
Adjustments for Non-GAAP Research and development expenses	478	426	2,073	1,818
Adjustments for Non-GAAP Selling and marketing expenses	271	238	1,172	1,012
Adjustments for Non-GAAP General and administrative expenses	(4,662)	(301)	(3,907)	165
Adjustments for Non-GAAP Income taxes	405	20	324	(58)
Non-GAAP net income	$6,873	$4,934	$21,696	$16,621

GAAP basic income per ordinary share (US$)	$1.37	$0.61	$2.91	$1.79
(1) Share-based compensation (*)	0.07	0.05	0.33	0.21
(2-5) Acquisition-related adjustments	(0.53)	0.01	(0.33)	0.26
Non-GAAP basic income per ordinary share (US$)	$0.91	$0.67	$2.91	$2.26

GAAP diluted income per ordinary share (US$)	$1.34	$0.60	$2.86	$1.77
(1) Share-based compensation (*)	0.07	0.05	0.31	0.21
(2-5) Acquisition-related adjustments	(0.52)	0.01	(0.32)	0.26
Non-GAAP diluted income per ordinary share (US$)	$0.89	$0.66	$2.85	$2.24

(*) Adjustments related to share-based compensation expenses according to ASC topic 718 (SFAS 123 (R))